UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Windtree Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

97382D204

(CUSIP Number)

James Huang

Panacea Venture

No. 5, Lane 1350, Fuxing Middle Road

Xuhui District, Shanghai

China 200031

(86-21) 6176-1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97382D204	13D	Page 1 of 10 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,487,586
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,487,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,487,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person PN

CUSIP No. 97382D204	13D	Page 2 of 10 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund GP I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,487,586
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,487,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,487,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person PN

CUSIP No. 97382D204	13D	Page 3 of 10 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund GP Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,487,586
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,487,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,487,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person CO

CUSIP No. 97382D204	13D	Page 4 of 10 pages

1	Names of Reporting Persons Panacea Venture Management Company Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,487,586
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,487,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,487,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person CO

CUSIP No. 97382D204	13D	Page 5 of 10 pages

1	Names of Reporting Persons James Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 331,281
	8	Shared Voting Power 3,487,586
	9	Sole Dispositive Power 331,281
	10	Shared Dispositive Power 3,487,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,780,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person CO

CUSIP No. 97382D204	13D	Page 6 of 10 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 31, 2018 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Windtree Therapeutics, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

License Agreement Negotiations

On January 30, 2023, the Reporting Persons entered into preliminary negotiations with the Issuer regarding a possible license of certain of the Issuer’s intellectual property by submitting a non-binding proposal to the board of directors (the “Board”) of the Issuer. The Reporting Persons proposed to make a lump sum payment to the Issuer of $4,000,000 in exchange for (i) an exclusive license and rights pertaining to istaroxime and oral SERCA2a activators, Rostafuroxin, and any and all homologues, analogues, derivatives, prodrugs, salts and hydrates, and products including such compounds (collectively, the “Licensed Assets”); and (ii) a number of additional shares of Common Stock to be issued by the Company to Panacea Venture Healthcare Fund I, L.P. equal to the quotient of (a) $4,000,000, and (b) the lesser of (x) $0.15 per share, or (y) the average closing price on the five trading days immediately preceding the special meeting of stockholders to be called to approve the foregoing license and share issuance. In addition, the Reporting Persons’ proposed to make certain commercial milestone and annual royalty payments based on worldwide net sales of the Licensed Assets. The Reporting Persons’ proposal also included certain changes to the composition of the Board.

On January 31, 2023, the Issuer’s Chief Executive Officer responded with a revised proposal that contained materially different terms regarding the commercialization rights with respect to the Licensed Assets, the number of shares to be issued as partial consideration for the license and the milestone payments. In response to this revised proposal, on February 1, 2023, the Reporting Persons delivered a further revised proposal accepting the changes to the milestone payments but rejecting changes to the share consideration and co-commercialization provisions. On February 2, 2023, the Issuer’s Chief Executive Officer produced a further revised proposal that included a new financing requirement pursuant to which the completion of the transaction would be contingent upon the Issuer raising additional funds through a new equity issuance to investors unaffiliated with the Reporting Persons. Following further discussions, on February 3, the Reporting Persons indicated that they would not prevent the Issuer from exploring a separate financing during the pendency of the shareholder vote on the license agreement, but that they were not willing to make the closing of the transactions contingent on such a financing.

The Reporting Persons and the Issuer’s Chief Executive Officer continued to discuss these terms, and on February 5, 2023 the Reporting Persons delivered their final offer with respect to the license agreement on substantially similar terms to those presented on February 3. On February 7, 2023, the Issuer’s Chief Executive Officer informed the Reporting Persons that the Board had determined not to proceed with the proposed license agreement.

CUSIP No. 97382D204	13D	Page 7 of 10 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons intend to engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of Securities and, from time to time and at any time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Common Stock; sale or acquisition of assets or the business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Issuer’s board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 43,418,714 shares of Common Stock outstanding as of January 20, 2023.

CUSIP No. 97382D204	13D	Page 8 of 10 pages

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Panacea Venture Healthcare Fund I, L.P.	3,487,586	7.8%	0	3,487,586	0	3,487,586
Panacea Venture Healthcare Fund GP I, L.P.	3,487,586	7.8%	0	3,487,586	0	3,487,586
Panacea Venture Healthcare Fund GP Company, Ltd.	3,487,586	7.8%	0	3,487,586	0	3,487,586
Panacea Venture Management Company Ltd.	3,487,586	7.8%	0	3,487,586	0	3,487,586
James Huang	3,818,867	8.6%	331,281	3,487,586	331,281	3,487,586

Panacea Venture Healthcare Fund I, L.P. is the holder of 2,336,853 shares of Common Stock, as well as various series of warrants exercisable for 1,150,733 shares of Common Stock. Panacea Venture Management Company Ltd. is the management company of Panacea Venture Healthcare Fund GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund GP I, L.P., which is the general partner of Panacea Venture Healthcare Fund I, L.P. By virtue of his control of Panacea Venture Management Company Ltd., Mr. Huang may be deemed to share beneficial ownership of the securities held by Panacea Venture Healthcare Fund I, L.P.

In addition, Mr. Huang also holds 291,281 shares of Common Stock and options to purchase 40,000 shares of Common stock that are currently exercisable.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 97382D204	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Panacea Venture Healthcare Fund I, L.P.
By: Panacea Venture Healthcare Fund GP I, L.P., its general partner
By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund GP I, L.P.
By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund GP Company, Ltd.
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Management Company Ltd.

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

CUSIP No. 97382D204	13D	Page 10 of 10 pages

James Huang

/s/ James Huang